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Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
April 26, 2021

Manulife Financial Corporation announces intention to redeem USD 4.70% Senior Notes

TORONTO – Manulife Financial Corporation (“MFC”) today announced its intention to redeem at par on June 23, 2021 all of its outstanding U.S.$1 billlion principal amount of 4.70% senior notes due June 23, 2046 (the “Notes”). The Notes are redeemable at MFC’s option in whole, but not in part, on June 23, 2021 and thereafter on every June 23rd at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date of redemption. Formal notice will be delivered to holders of Notes in accordance with MFC’s Trust Indenture.

Interest on the Notes will cease to accrue on the redemption date.

About Manulife

Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of December 31, 2020, we had $1.3 trillion (US$1.0 trillion) in assets under management and administration, and in the previous 12 months we made $31.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Odette Coleman Manulife 416 819-6938 odette_coleman@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com